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                             October 28, 2020

       Alexandre Teixeira de Assump    o Saigh
       Chief Executive Officer
       Patria Investments Limited
       18 Forum Lane, 3rd floor,
       Camana Bay, PO Box 757, KY1-9006
       Grand Cayman, Cayman Islands

                                                        Re: Patria Investments
Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted October
1, 2020
                                                            CIK No. 0001825570

       Dear Mr. Saigh:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Registration Statement on Form F-1 filed October 1, 2020

       Summary, page 3

   1. We note your references to CAGR in several sections of the prospectus. Because CAGR only represents two
discrete snapshots in time, but does not show trends or events during the period presented,
please balance your disclosure by including the annual rate for each of the periods
presented, or include a reference to where in the prospectus that presentation can be
found. Also, please revise the disclosure regarding CAGR to include balancing language
stating that there is no guarantee that you will achieve comparable
                                                        CAGR metrics in the
future.
 Alexandre Teixeira de Assump    o Saigh
FirstName  LastNameAlexandre  Teixeira de Assump    o Saigh
Patria Investments Limited
Comapany
October  28,NamePatria
             2020      Investments Limited
October
Page  2 28, 2020 Page 2
FirstName LastName
2. We note references to third-party information and industry research throughout the prospectus, beginning with your reference to the Brazilian Financial and Capital Markets
         Association on page 5. Please advise us as to whether any of these reports were commissioned or prepared for this filing. If any of these reports were prepared specifically for this filing, please file a consent acknowledging the use of the information in the prospectus.
3. We note references in the Summary and throughout the filing to the company as an industry leader. Please explain the basis for the assertion that the company is an industry leader.
Market Opportunity, page 5

4. Please revise to update to a more recent practicable date some of the data and reports discussed in this section, or advise. For instance we note a 2017 report discussed, data from 2018 and the growth of global AUM of secondary products from 2015
- 2018.
5. Please revise the discussion of private versus capital investments at the top of page 6 to provide context for the information and to explain how it pertains to the company's investment.
Risk Factors, page 21

6. Please expand the risk factor on page 29 that addresses expansion into additional Latin
         American geographical regions to explain whether any portion of the proceeds will be used to fund this expansion. If so, please discuss the risks associated with not being able to fund these goals and amend the Use of Proceeds section accordingly.
7. Refer to the second risk factor on page 39. Please explain your statement that "we will be subject to a number of actual and potential conflicts of interest and subject to greater regulatory oversight and more legal and contractual restrictions than that to which we would otherwise be subject if we had just one line of business." It is unclear why additional lines of asset management business would result in conflicts of interest. Please clarify this for investors.
If we were deemed an "investment company", page 51

8. Please provide us with an analysis as to why you are not an investment company as defined in the Investment Company Act of 1940 and any exemption you rely upon.
         Please also expand your risk factor disclosure to explain why you do not think you are
         Investment Company so that investors can assess the risk.
Special Note Regarding Non-GAAP Financial Measures
Fee Related Earnings , page 69

9. You disclose that fee related earnings (FRE) is useful to investors because it provides additional insight into the operating profitability of your business and your ability to cover
 Alexandre Teixeira de Assump    o Saigh
Patria Investments Limited
October 28, 2020
Page 3
         direct base compensation and operating expenses from total fee revenues. Please tell us, and disclose the following, related to FRE:
             which compensation components are revenue based, and the related revenue; and
             why incentive fees are included in FRE when you disclose on page 89 that these fees were exceptionally high in 2019, you had no incentive fees in 2018, and these fees will fluctuate in future periods

         Please also enhance the compensation and cost of services rendered disclosures to specify fixed and variable compensation costs.
Use of Proceeds, page 75

10. We note your disclosure that you intend to use the proceeds to fund capital commitments, expansion through acquisitions, opening new offices, and for general corporate purposes.
         Please revise to indicate the anticipated amount of proceeds for each of these uses. Please also disclose any known acquisitions, or advise.
Key Business Metrics, page 82

11. Please disaggregate assets under management (AUM), fee-earning AUM, performance revenue eligible AUM or PREAUM by product (i.e. private equity, infrastructure) in your next amendment, consistent with your disaggregated product portfolio disclosures on pages 135.
12. You disclose that performance and incentive fees are primarily generated when the return of the funds surpass the performance hurdle set out in the related charters. You also disclose that performance revenue eligible AUM or PREAUM represents the total capital at fair value, on which performance revenues could be earned if certain hurdles are met.
          Disclose and clarify if PREAUM represents the total capital at fair value on which incentive fees can be earned if certain hurdles are met.
13. We note your disclosure on page 42 that, "your investment funds generally invest their assets in the equity, debt, loans or other securities of issuers located in Latin America,
         including...Argentina." Given the current hyperinflationary economy in Argentina, please tell us and revise your disclosures in your next amendment to disclose your investments in
         Argentina, as well as any material losses, defaults or collection issues associated with these investments.
Management's Discussion and Analysis of Financial Condition and Results of Operations , page
82

14. Please revise to disclose whether there is any specific length of time that client funds have
FirstName LastNameAlexandre Teixeira de Assump    o Saigh
       to be invested or whether they can manage their investments on an ongoing basis, making
Comapany    NamePatria
       investment        Investments
                   changes,          Limited
                             withdrawals, or deposits at any point in time.
October 28, 2020 Page 3
FirstName LastName
 Alexandre Teixeira de Assump    o Saigh
FirstName  LastNameAlexandre  Teixeira de Assump    o Saigh
Patria Investments Limited
Comapany
October  28,NamePatria
             2020      Investments Limited
October
Page  4 28, 2020 Page 4
FirstName LastName
Our ability to successfully deploy capital, page 85

15. We note your disclosure that you have overseen the deployment of capital raised by your products, IPOs, and debt raised by underlying companies, for instance. Please revise to briefly explain how these categories relate to your assets under management.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2019, Compared to the Year Ended December 31, 2018
Net Revenues from services, page 88

16.      Please disaggregate net revenue from services by product (i.e. Private
Equity,
         Infrastructure, and Emerging Products).
Industry, page 96

17. Please revise the disclosure surrounding the circle graph on page 97 to clarify what portion of your investors are outside of Latin America, and to explain the relevance of the market for other parts of the world to your business and to investors. Competition , page 152

18. Please revise this section to include a brief description of the various markets in which you compete, the types of competition that you face, and the basis on which the company competes.
Principal and Selling Stockholder, page 160

19. Please disclose in a footnote the natural person or persons that have voting and dispositive control of Patria Holdings Ltd. and Blackstone PAT Holdings IV LLC.
20. Please briefly describe the transactions from which the selling shareholders initially received their shares and the exemption relied upon from registration.
Note 26. Financial Instruments
(d) Risk Management
(i) Credit Risk, page F-34

21. You disclose that you have a low exposure to credit risk and that as of December 31,
         2019, most of your accounts receivable are expected to be received in the first semester of
         2020. Based on the aging disclosed, it appears that $15,110 million of total accounts receivable of $27,117 million is overdue 360 days. Additionally, we note that your deferred taxes related to management fee write-offs increased from $954 at December 31,
         2018 to $1,442 at December 31, 2019. Please tell us and disclose the following related to accounts receivable:
             clarify how you determined exposure to credit risk is low;
 Alexandre Teixeira de Assump    o Saigh
Patria Investments Limited
October 28, 2020
Page 5
                clarify why the majority of your accounts receivable appear past due;
                provide a rollforward of accounts receivable in the periods presented; and
                provide a rollforward of any allowance for accounts receivable in the periods presented.
22. Please reconcile the following disclosures related to accounts receivable which appear to be inconsistent: disclosure on page F-36 that, "the amounts receivable as at December 31,
         2019 are expected to be received mostly in the first semester of 2020," with the disclosure on page F-20 that, "non-current balances are related to management fees receivable in annual equal installments between 2020 and 2022."
General

23. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Julia Griffith at 202-551-3267 to discuss how to submit the materials, if any, to us for our review.
24. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.
       You may contact Michelle Miller at 202-551-3368 or David Irving at 202-551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



                                                     Sincerely,
FirstName LastNameAlexandre Teixeira de Assump    o Saigh
Comapany NamePatria Investments Limited
                                                     Division of Corporation
Finance
October 28, 2020 Page 5                              Office of Finance
FirstName LastName